          Securities and Exchange Commission

          Washington, D. C.  20549

          Form 11-K
          Annual Report

          Pursuant to Section 15(d) of the
          Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1994

          Commission File No. 1-10697

          NON-QUALIFIED STOCK PURCHASE PLAN
          OF COMMERCIAL INTERTECH CORP.



          COMMERCIAL INTERTECH CORP.
          1775 Logan Avenue
          Youngstown, Ohio  44505

          Audited Financial Statements

          NON-QUALIFIED STOCK PURCHASE PLAN
          OF COMMERCIAL INTERTECH CORP.



          Years Ended December 31, 1994, 1993, and 1992

        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Audited Financial Statements

                 Years Ended December 31, 1994, 1993, and 1992



                                    CONTENTS




REQUIRED INFORMATION

Report of Independent Auditors.....................................        1

Statements of Net Assets--December 31, 1994 and December 31, 1993..        2

Statements of Changes in Net Assets--Years Ended December 31, 1994,
   1993, and 1992..................................................        3

Notes to Financial Statements......................................        4

EXHIBITS

Consent of Independent Auditors....................................        8

                         Report of Independent Auditors



Administrative Committee
Non-Qualified Stock Purchase Plan
 of Commercial Intertech Corp.

We have audited the accompanying statements of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1994 and 1993, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1994 and 1993, and the changes in its net assets for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                              Ernst & Young LLP





Cleveland, Ohio
March 24, 1995


         Non-Qualified Stock Purchase Plan of Commerical Intetech Corp.

                            Statements of Net Assets
                                                        DECEMBER 31, 1994                         DECEMBER 31,  1993
                                              --------------------------------------     --------------------------------------
                                                            COMMERICAL                                 COMMERICAL
                                                            INTERTECH                                  INTERTECH
                                                               CORP.                                      CORP.
                                                MONEY         COMMON                       MONEY         COMMON
                                               MARKET         STOCK                       MARKET         STOCK
                                                FUND           FUND         TOTAL          FUND           FUND         TOTAL
                                              --------------------------------------     --------------------------------------
ASSETS
Cash                                                        $   1,959      $   1,959                   $   3,248      $   3,248
Company contributions receivable              $   6,412         7,655         14,067     $   3,736         4,492          8,228
Employee contributions receivable                14,014        19,046         33,060         7,855        11,118         18,973
Accrued interest receivable                         900                          900           404                          404
                                              --------------------------------------     --------------------------------------
                                                 21,326        28,660         49,986        11,995        18,858         30,853

Investments:
    Money Market Fund                           210,889                      210,889       175,068                      175,068
    Commerical Intertech Corp.
       common stock                                           318,730        318,730                     255,450        255,450
                                              --------------------------------------     --------------------------------------
                                                210,889       318,730        529,619       175,068       255,450        430,518
                                              --------------------------------------     --------------------------------------
                                                232,215       347,390        579,605       187,063       274,308        461,371
LIABILITIES
Distributions payable to participants          (232,215)     (337,709)      (569,924)     (187,063)     (268,008)      (455,071)
Payable to Company                                             (9,503)        (9,503)                     (6,024)        (6,024)
Other liabilities                                                (178)          (178)                       (276)          (276)
                                              --------------------------------------     --------------------------------------
                                               (232,215)     (347,390)      (579,605)     (187,063)     (274,308)      (461,371)
                                              --------------------------------------     --------------------------------------

NET ASSETS                                    $       0     $       0      $       0     $       0     $       0      $       0
                                              ======================================     ======================================

See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commerical Intetech Corp.

                      Statements of Changes in Net Assets


                                                                      FOR THE YEAR ENDED
                             ------------------------------------------------------------------------------------------------------
                                   DECEMBER 31,  1994                 DECEMBER 31,  1993                 DECEMBER 31,  1992
                             --------------------------------   --------------------------------   --------------------------------
                                        COMMERICAL                         COMMERICAL                         COMMERICAL
                                        INTERTECH                          INTERTECH                          INTERTECH
                                           CORP.                              CORP.                              CORP.
                               MONEY      COMMON                  MONEY      COMMON                  MONEY      COMMON
                              MARKET      STOCK                  MARKET      STOCK                  MARKET      STOCK
                               FUND        FUND      TOTAL        FUND        FUND      TOTAL        FUND        FUND      TOTAL
                             --------------------------------   --------------------------------   --------------------------------
Contributions:
   Company                   $ 71,552    $ 90,754    $162,306   $ 58,805    $ 78,688    $137,493    $ 52,327   $ 99,104    $151,431
   Employee                   156,231     221,601     377,832    125,604     195,689     321,293     111,450    174,332     285,782
                             --------------------------------   --------------------------------   --------------------------------
                              227,783     312,355     540,138    184,409     274,377     458,786     163,777    273,436     437,213

Net investment income:
   Interest and dividends       4,432       4,449       8,881      2,654       4,641       7,295       2,541      5,150       7,691
   Other expenses                            (859)       (859)                (2,186)     (2,186)                (3,039)     (3,039)
                             --------------------------------   --------------------------------   --------------------------------
                                4,432       3,590       8,022      2,654       2,455       5,109       2,541      2,111       4,652

Realized (loss) gain on
   distribution                            (8,302)     (8,302)                16,502      16,502                  6,601       6,601
Unrealized appreciation
   (depreciation) in
   aggregate current value
   of investments                          35,141      35,141                (27,799)    (27,799)                10,912      10,912
(Increase) decrease in
   company payable                         (3,479)     (3,479)                 3,861       3,861                 (9,608)     (9,608)
                             --------------------------------   --------------------------------   --------------------------------
Net assets available for
   distribution               232,215     339,305     571,520    187,063     269,396     456,459     166,318    283,452     449,770
Distribution to
   participants               232,215     339,305     571,520    187,063     269,396     456,459     166,318    283,452     449,770
                             --------------------------------   --------------------------------   --------------------------------

Net change in net assets            0           0           0          0           0           0           0          0           0

Net assets at beginning
  of year                           0           0           0          0           0           0           0          0           0
                             --------------------------------   --------------------------------   --------------------------------

NET ASSETS AT END OF YEAR    $      0    $      0    $      0   $      0    $      0    $      0    $      0   $      0    $      0
                             ================================   ================================   ================================

See notes to financial statements.

        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                         Notes to Financial Statements

                 Years Ended December 31, 1994, 1993, and 1992




A.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the year. Investments consist of common shares of Commercial Intertech Corp. (the "Company" or "CIC") and Money Market Fund shares. Generally, purchases of Company shares are made on the open market; however, purchases may also be made directly from the Company's treasury.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund and the number of shares of stock allocated to participant's accounts times the year end market price per share for the Common Stock Fund. Realized gains/losses on distributions are calculated based on historical costs.

B.  DESCRIPTION OF THE PLAN

The Plan provides investment opportunities for eligible employees, including the opportunity to acquire stock of the Company. Eligible employees include all employees of Commercial Intertech Corp. and its domestic subsidiaries with a base salary in excess of $45,000, and employees, as designated by the Compensation Committee of the Board of Directors, of foreign subsidiaries of the Company. Participants may elect to contribute up to 15% of their eligible compensation. The Company will make a contribution to each participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

Eligible compensation is defined as base wage or salary in excess of $45,000 for employees of the Company and its domestic subsidiaries. For employees of foreign subsidiaries of the Company, eligible compensation consists of base wage or salary.

        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.  DESCRIPTION OF THE PLAN--CONTINUED

Participants may elect to contribute to either the Commercial Intertech Corp. Common Stock Fund or the Money Market Fund. Employee and Company contributions are allocated directly to each participant's account and vest immediately. Effective January 1, 1994, the Plan was amended such that for the Stock Fund, the monthly allocation of shares to a participant's account will be based on the proportion that the participant's contributions and employer contributions for that participant bears to such contributions of all participants who participate in the Commercial Intertech Common Stock Fund. Prior to January 1, 1994, Stock Fund contributions were converted to shares each month using the average daily stock price for that month. Investment income is allocated proportionally to each participant's account.

At the beginning of each Plan year, participants may change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions are made after the end of each Plan year. Money Market Fund participants receive the full value of their accounts as of the Plan year end. Stock Fund distributions are made in whole shares of stock, while fractional shares less than one-half are forfeited and used as a credit toward future Company contributions. Distribution of a participant's account is required as soon as practical after the end of the month in which the participant terminates employment for any reason, including death, disability, retirement, discharge or otherwise.

In 1994, 59 employees participated in the Money Market Fund and 113 employees participated in the Common Stock Fund. In 1993, 56 employees participated in the Money Market Fund and 104 employees participated in the Common Stock Fund. In 1992, 50 employees participated in the Money Market Fund and 92 employees participated in the Common Stock Fund.

The Plan is administered by a five member committee appointed by the Compensation Committee of the Board of Directors of the Company. The Company has the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. Administrative expenses that are not paid by the Company, in its sole discretion, will be paid by the Plan.

        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.  DESCRIPTION OF THE PLAN--CONTINUED

Effective January 1, 1995, the Plan was amended as follows:

    1. To limit eligible salary employees of the Company and its domestic subsidiaries to those employees with a salary in excess of $150,000 (as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code).

    2. To limit eligible compensation, for salary employees of the Company and its domestic subsidiaries, to salary in excess of $150,000 (as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code).

The amendment does not effect foreign participants.

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative committee.

C.  INCOME TAX STATUS

The Plan maintains its assets in a trust which is not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust is a taxable trust under Subchapter J of the Internal Revenue Code and is taxable on undistributed earnings. Participants are taxed on matching Company contributions and earnings distributed by the trust.

Since the trust distributed all earnings during 1994, 1993, and 1992, it has no federal income tax liability for such years.

D.  TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 1994, 1993, and 1992. The Plan received dividends of $4,449, $4,641, and $5,150 on this stock during 1994, 1993, and 1992, respectively.


        Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                   Notes to Financial Statements--Continued


E.   INVESTMENTS


                                                                                                    INVESTMENTS DISTRIBUTED
                                                                                                     DURING THE YEAR ENDED
     IDENTITY OF ISSUE                                                                      ---------------------------------------
     BORROWER, LESSOR                    DESCRIPTION OF                       CURRENT       AGGREGATE     AGGREGATE
     OR SIMILAR PARTY                      INVESTMENT             COST         VALUE           COST        PROCEEDS     GAIN (LOSS)
---------------------------------    ----------------------    ----------    -----------    ----------    ---------    -------------
DECEMBER 31, 1994
Commercial Intertech Common
  Stock Fund:
    *Commercial Intertech Corp.      **17,113 common shares
                                       $18.625 per share        $293,389       $318,730      $277,906      $269,604       $(8,302)
Money Market Fund:
  Federated Investors Inc. trust
    for U.S. Treasury Obligations    **210,889 shares            210,889        210,889       187,063       187,063             0
                                                                --------       --------

                                                                $504,278       $529,619
                                                                ========       ========

DECEMBER 31, 1993
Commercial Intertech Common
  Stock Fund:
    *Commercial Intertech Corp.      **13,100 common shares
                                       $19.50 per share         $265,250       $255,450      $268,338      $284,840       $16,502
Money Market Fund:
Federated Investors Inc. trust
  for U.S. Treasury Obligations      **175,068 shares            175,068        175,068       175,068       175,068             0
                                                                --------       --------

                                                                $440,318       $430,518
                                                                ========       ========

 *Party-in-interest
**Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock (including shares bought and distributed, as well as held during the year) appreciated $35,141 in 1994, depreciated $27,799 in 1993 and appreciated $10,912 in 1992.

                                   EXHIBIT I




                       Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25795) pertaining to the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. and in the related Prospectus of our report dated March 24, 1995, with respect to the financial statements of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. included in this Annual Report (Form 11-K) for the year ended December 31, 1994.


                               Ernst & Young LLP





Cleveland, Ohio
March 24. 1995

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:  March 28, 1995                 Non-Qualified Stock Purchase Plan
                                      of Commercial Intertech Corp.




                                      By:  James M. Donchess
                                           ------------------------------------
                                           James M. Donchess
                                           Corporate Attorney, Benefits